COBHAM

Cobham plc, Brook Road
Wimborne, Dorset, BH21 2BJ, UK
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

Our ref: L/COB/88.2/20276

16th March 2007



07022012

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549, USA

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. Notice of allotment of shares or securities on Form 88(2) dated 12 March 2007.
2. Notice of allotment of shares or securities on Form 88(2) dated 14 March 2007.
3. General Purposes Committee resolution allotting securities dated 9 March 2007.
4. 3 x General Purposes Committee resolution allotting securities dated 13 March 2007.
5. Stock Exchange announcement dated 15 March 2007 relating to preliminary results.
6. Stock Exchange announcement dated 15 March 2007 relating to holding(s) in company.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

J M Pope
Company Secretary/Solicitor

SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	09	03	2007			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	58,116		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 8234923

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted: Ordinary 2.5p, £	Number allotted: 58,116
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] J M POPE Date 12/3/07.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

Closure reports dated: 7th March 2007

Originator: Yorkshire Building Society

Schedule 1.1 to
General Purposes Committee minute
dated 9th March 2007

AccountNumber	GrantDate	Term	Price	Premium	Title	Surname	Initials	EmployeeNumber	ExercisedShares	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
001411945062	121101	5	0.84	0.815	MR	BEAUMONT	BJ	180295	2520	2,116.80	30 KESSINGLAND AVENUE	STEVENAGE		SG1 2JR	BARRIE JOHN	CELRAD
008870168265	161104	3	1.076	1.051	MR	COOK	MJ	742	6160	6,628.16	WILD ORCHIDS	BRAMSHAW	LYNDHURST	SO43 7JN	MALCOLM	FRA
005174640664	141103	3	0.939	0.914	MR	CUMMINGS	SO	1361	1130	1,061.07	57 BROMPTON COURT	BROMPTON ON SWALE	RICHMOND	DL10 7SB	STEVEN DAVID	FRAT
005175629064	141103	5	0.939	0.914	MR	DANCE	M	713	2158	2,026.36	129 COMMERCIAL STREET	NORTON	MALTON	YO17 9EX	MARK	SAL
005777267066	151105	5	1.24	1.215	MR	DANCE	M	713	268	329.84	129 COMMERCIAL STREET	NORTON	MALTON	YO17 9EX	MARK	SAL
005174118864	141103	3	0.939	0.914	MR	DUNCAN	AJ	261	740	694.86	3 RAVENSTHORPE DRIVE	LOUGHBOROUGH		LE11 4PU	ALAN	CCL
001411502162	121101	5	0.84	0.815	MR	EVANS	RC		4720	3,964.80	54 NEW ROAD	MARLOW BOTTOM	MARLOW	SL7 3NW	RICHARD CHARLES	CEL
001410232962	121101	5	0.84	0.815	MR	KITSON	IS		4640	3,897.60	8 PARK LANE	ALDERHOLT	FORDINGBRIDGE	SP6 3AJ	IAN STUART	FRA
004422748760	290999	7	0.691	0.666	MR	KITSON	IS		2550	1,762.05	8 PARK LANE	ALDERHOLT	FORDINGBRIDGE	SP6 3AJ	IAN STUART	FRA
005174187064	141103	3	0.939	0.914	MR	NEARY	AJ	0064	3730	3,502.47	18 WENSLEY DRIVE	ACCRINGTON		BB5 6SB	ANDREW J	CDC
001411126362	121101	5	0.84	0.815	MR	NEWBON	JA	6104	1890	1,587.60	10 BLAKE HILL AVENUE	LILLIPUT	POOLE	BH14 8QA	JOHN ALAN	FRL
005174142064	141103	3	0.939	0.914	MR	PATEL	SV	769	1130	1,061.07	42 OSBORNE ROAD	LOUGHBOROUGH		LE11 5RY	SOMABHAI	CCL
005175584764	141103	3	0.939	0.914	MR	REEVES	GW	0037	9350	8,779.65	5 STAG GATES	BLACKFIELD	SOUTHAMPTON	SO45 1SR	GERALD	RACAL
001411877262	121101	5	0.84	0.815	MR	SEYMOUR	D		3150	2,646.00	22 SOUTH LAWN	WITNEY		OX28 5HU	DAVID	CEL
001227518861	061100	7	0.836	0.811	MR	THOMPSON	RH		2080	1,738.88	KILCHERAN	3 SANQUHAR TERRACE	FORRES	IV36 1DH	ROBERT HENRY	FRKIN
004830652763	141102	5	0.769	0.744	MR	TOMS	TFA	637	4390	3,375.91	6 THE LINDENS	BURTON	CHRISTCHURCH	BH23 7LN	TREVOR FRANCIS ALAN	FRA
005776223366	151105	5	1.24	1.215	MR	TOMS	TFA	0637	682	845.68	6 THE LINDENS	BURTON	CHRISTCHURCH	BH23 7LN	TREVOR FRANCIS ALAN	FRA
008879199165	161104	5	1.076	1.051	MR	TOMS	TFA	637	1970	2,119.72	6 THE LINDENS	BURTON	CHRISTCHURCH	BH23 7LN	TREVOR FRANCIS ALAN	FRA
005175262764	141103	3	0.939	0.914	MR	TREVETT	PM	4499	1490	1,399.11	74 LYNWOOD DRIVE	MERLEY	WIMBORNE	BH21 1UQ	PAUL MARTYN	FRL
005174205264	141103	3	0.939	0.914	MR	TRINDER	GE	0090	1490	1,399.11	7 SHORESWOOD	SHARPLES	BOLTON	BL1 7DD	GARY EDMUND	CDC
005174598164	141103	3	0.939	0.914	MISS	WELLMAN	CN	1659	1880	1,765.32	31 GUILDHILL ROAD	BOURNEMOUTH		BH8 3EY	CLAIRE NATASHA	FRA
Totals									58116	£52,702.06						

SECRETARIAT

88(2)

Please complete in typescript, or in bold black capitals
CHFP029

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From	To
Day / Month / Year	13 / 03 / 2007	

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £;		
Number allotted	68,290		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 8234923

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: COOK, TREVOR Address: 17 PORTABELLO CLOSE, BARTON-LE-CLAY, BEDS, ENGLAND UK Postcode: MK45 5SN	Ordinary 2.5p, £,	3,290
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) Address: 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode: EC3P 3DB	Ordinary 2.5p, £,	34,110
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) Address: 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode: EC3P 3DB	Ordinary 2.5p, £,	30,890
Name: Address: UK Postcode:		
Name: Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed JM POPE. Date 14/3/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number | DX exchange

COBHAM PLC

Minutes of a meeting of the General Purposes Committee
held at Cobham plc,
Brook Road, Wimborne, Dorset BH21 2BJ
On 9th March 2007

Present:	A E Cook	-	Chairman
	W G Tucker		
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on schedule 1.1, the share-save closure schedule, dated 7th January 2007, had given notice to the company (such notice being accompanied by the appropriate subscription price of £52,702.06) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedules.

1.2 It was resolved that a total of 58,116 new ordinary shares of 2.5p nominal value each be allotted to the said participants in accordance with the particulars set out in the closure schedules dated 7th March 2007 and that such shares to rank pari passu with the existing ordinary shares of 2.5p each.

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

1.3.3 to retain a record of closure details relating to this transaction.

2. There being no further business the meeting closed.



....
Chairman

Closure reports dated: 7th March 2007														Schedule 1.1 to		
Originator:	Yorkshire Building Society													General Purposes Committee minute		
														dated 9th March 2007		
AccountNumber	GrantDate	Term	Price	Premium	Title	Surname	Initials	EmployeeNumber	ExercisedShares	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
001411945062	121101	5	0.84	0.815	MR	BEAUMONT	BJ	180295	2520	2,116.80	30 KESSINGLAND AVENUE	STEVENAGE		SG1 2JR	BARRIE JOHN	CELRAD
008870168265	161104	3	1.076	1.051	MR	COOK	MJ	742	6160	6,628.16	WILD ORCHIDS	BRAMSHAW	LYNDHURST	SO43 7JN	MALCOLM	FRA
005174640684	141103	3	0.939	0.914	MR	CUMMINGS	SD	1361	1130	1,061.07	57 BROMPTON COURT	BROMPTON ON SWALE	RICHMOND	DL10 7SB	STEVEN DAVID	FRAT
005175629064	141103	5	0.939	0.914	MR	DANCE	M	713	2158	2,026.36	129 COMMERCIAL STREET	NORTON	MALTON	YO17 9EX	MARK	SAL
005777267066	151105	5	1.24	1.215	MR	DANCE	M	713	266	329.84	129 COMMERCIAL STREET	NORTON	MALTON	YO17 9EX	MARK	SAL
005174118864	141103	3	0.939	0.914	MR	DUNCAN	AJ	261	740	694.86	3 RAVENSTHORPE DRIVE	LOUGHBOROUGH		LE11 4PU	ALAN	CCL
001411502162	121101	5	0.84	0.815	MR	EVANS	RC		4720	3,964.80	54 NEW ROAD	MARLOW BOTTOM	MARLOW	SL7 3NW	RICHARD CHARLES	CEL
001410232962	121101	5	0.84	0.815	MR	KITSON	IS		4640	3,897.60	8 PARK LANE	ALDERHOLT	FORDINGBRIDGE	SP6 3AJ	IAN STUART	FRA
004422748760	290999	7	0.691	0.666	MR	KITSON	IS		2550	1,762.05	8 PARK LANE	ALDERHOLT	FORDINGBRIDGE	SP6 3AJ	IAN STUART	FRA
005174187064	141103	3	0.939	0.914	MR	NEARY	AJ	0064	3730	3,502.47	18 WENSLEY DRIVE	ACCRINGTON		BB5 6SB	ANDREW J	CDC
001411126362	121101	5	0.84	0.815	MR	NEWBON	JA	8104	1890	1,587.60	10 BLAKE HILL AVENUE	LILLIPUT	POOLE	BH14 8QA	JOHN ALAN	FRL
005174142064	141103	3	0.939	0.914	MR	PATEL	SV	769	1130	1,061.07	42 OSBORNE ROAD	LOUGHBOROUGH		LE11 5RY	SOMABHAI	CCL
005175584764	141103	3	0.939	0.914	MR	REEVES	GW	0037	9350	8,779.65	5 STAG GATES	BLACKFIELD	SOUTHAMPTON	SO45 1SR	GERALD	RACAL
001411877262	121101	5	0.84	0.815	MR	SEYMOUR	D		3150	2,646.00	22 SOUTH LAWN	WITNEY		OX28 5HU	DAVID	CEL
001227518881	061100	7	0.836	0.811	MR	THOMPSON	RH		2080	1,738.88	KILCHERAN	3 SANQUHAR TERRACE	FORRES	IV36 1DH	ROBERT HENRY	FRKIN
004830652763	141102	5	0.769	0.744	MR	TOMS	TFA	637	4390	3,375.91	6 THE LINDENS	BURTON	CHRISTCHURCH	BH23 7LN	TREVOR FRANCIS ALAN	FRA
005776223366	151105	5	1.24	1.215	MR	TOMS	TFA	0637	682	845.68	6 THE LINDENS	BURTON	CHRISTCHURCH	BH23 7LN	TREVOR FRANCIS ALAN	FRA
008879199165	161104	5	1.076	1.051	MR	TOMS	TFA	637	1970	2,119.72	6 THE LINDENS	BURTON	CHRISTCHURCH	BH23 7LN	TREVOR FRANCIS ALAN	FRA
005175262764	141103	3	0.939	0.914	MR	TREVETT	PM	4499	1490	1,399.11	74 LYNWOOD DRIVE	MERLEY	WIMBORNE	BH21 1UQ	PAUL MARTYN	FRL
005174205264	141103	3	0.939	0.914	MR	TRINDER	GE	0090	1490	1,399.11	7 SHORESWOOD	SHARPLES	BOLTON	BL1 7DD	GARY EDMUND	CDC
005174598164	141103	3	0.939	0.914	MISS	WELLMAN	CN	1659	1880	1,765.32	31 GUILDHILL ROAD	BOURNEMOUTH		BH6 3EY	CLAIRE NATASHA	FRA
Totals									58116	£52,702.06						

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset BH21 2BJ on 13th March 2007

Present: **A E Cook - Chairman**
W G Tucker

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Approved ("A")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
30.10.03	T Cook	05.03.07	3,290 ("A")	£3,901.38

It was resolved that a total of 3,290 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
T Cook	3,290	£1.16083

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 3,290 ordinary shares of 2.5p each in the company allotted to T Cook;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

[signature]
Chairman

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset BH21 2BJ on 13th March 2007

Present: **A E Cook - Chairman**
W G Tucker

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Un-approved ("U")]

Date of Grant	**Name**	**Date of Notice**	**No. of Shares**	**Subscription Price**
30.10.03	J A Salata	05.03.07	30,890 ("U")	£36,630.29

It was resolved that a total of 30,890 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	**No. of Shares**	**Premium per Share (£)**
J A Salata	30,890	£1.16083

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 30,890 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.



....
Chairman

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset BH21 2BJ on 13th March 2007

Present: **A E Cook - Chairman**
W G Tucker

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Unapproved ("U")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
29.10.02	V Mitchell	13.03.07	19,590 ("U")	£17,859.42
30.10.03	"	"	14,520 ("U")	£17,218.25

It was resolved that a total of 34,110 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
V Mitchell	19,590	£0.8866
	14,520	£1.16083

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 34,110 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.



……………………………………
Chairman

News Release

COBHAM

15 March 2007

PRELIMINARY RESULTS FOR THE YEAR ENDED 31 DECEMBER 2006

Cobham plc, the aerospace and defence company, today announces full year results.

	2005	**2006**	Change
Orders received	£1,318.6m	**£1,390.5m**	+5.5%
Total revenue[1]	£1,090.4m	**£1,015.7m**	(6.9)%
Underlying[2] trading margin	16.3%	**18.3%**	+2.0pts
Underlying[2] profit before tax (PBT)	£167.0m	**£182.9m**	+9.5%
Underlying[2] earnings per share (EPS)	10.58p	**11.66p**	+10.2%
Basic earnings per share	8.71p	**13.13p**	
Operating cash conversion[3]	98.6%	**84.3%**	
Full year recommended dividend per share (DPS)	3.41p	**3.75p**	+10.0%

Results reflect ongoing progress made during the year:

- Record order intake of £1.4bn
- Strong organic growth across technology divisions
- Strong trading profit growth in Cobham Flight Operations and Services
- Group trading margin increased two percentage points as a result of operational efficiencies and portfolio reshaping
- Company funded PV investment as % of technology division revenues increased to 6.0% (£49m) from 5.3%
- Double digit EPS and DPS growth
- Strong operating cash conversion continues

Gordon Page, CBE, Chairman, commented:
"These strong results, underpinned by record order intake, reinforce our confidence in the future. We have made good progress in the implementation of our strategy to increase PV investment, improve operational efficiency, and increase the proportion of sales in high growth technology markets. We look forward to continued progress in 2007."

ENQUIRIES

Cobham plc Telephone: +44 (0) 1202 882020
Allan Cook, *Chief Executive* +44 (0) 1202 857738 (on the day)
Warren Tucker, *Group Financial Director*
Julian Wais, *Director of Investor Relations*

Weber Shandwick Financial +44 (0) 207 067 0700
Susan Ellis

Notes:
An extract of the Preliminary Report is attached. A presentation of the results will be available as a webcast by 4.30pm on 15 March, and the published Annual Report as a download file on 2 May, at www.cobham.com

The following notes apply throughout these statements.

1. Total revenue includes the results of both continuing and discontinued operations up to the point of disposal. Continuing operations for 2005 exclude the results of Cobham Fluid Systems products division, Countermeasures operations and Fluid and Air group, all of which are reported as discontinued. Most of these operations were sold in the second half of 2005, with the exception of Wallop Defence Systems Ltd, part of the Countermeasures operations, which was sold in March 2006. For 2006, therefore, continuing operations exclude the results of Wallop Defence Systems only.

2. In order to assist with the understanding of earnings trends, trading profit and underlying earnings have been defined to exclude the impact of the amortisation of intangible assets arising on acquisition and the impact of marking to market of foreign exchange derivatives not realised in the period. All underlying measures include the operational results of both continuing and discontinued businesses up to the point of sale, but exclude exceptional profits or losses arising on disposals actually completed in the period. None exist in the current period or comparatives, but any impairments of goodwill would also be excluded from underlying measures. Details of these adjustments may be found in the table under 'Results'.

3. Operating cash flow is defined as cash generated from operations, adjusted for cash flows from the purchase or disposal of fixed assets. Operating cash conversion is defined as operating cash flow as a percentage of trading profit, excluding profit from joint ventures.



INTRODUCTION

The Group is pleased to report a year of good progress. The portfolio reshaping has removed a number of non-core and underperforming businesses from the Group, enhancing profitability and growth prospects while the focus on streamlining has permitted the Group to concentrate resources on its core technologies and bring the best of Cobham to its customers.

Progress in aligning the divisions and operating them as a united group has been excellent. The five technology divisions have established clear identities and management structures that allow them to participate in cross-Cobham initiatives. Organic revenue growth within the technology divisions was 5.8%. It is pleasing to note that three of the technology divisions, Antennas, Defence Electronic Systems and Life Support, achieved double-digit organic growth in their revenue. Without the impact of Chelton Telecom & Microwave (CTM) in France reducing its telecom revenue, organic revenue growth in Cobham Avionics and Surveillance was 8%. Air Refuelling and Auxiliary Mission Equipment improved in the second half of the year but remains affected by the anticipated dip in business associated with major procurement cycles.

Cobham has achieved good profit and earnings per share growth, while Group trading margins have increased 2.0% points, in part reflecting the operational efficiencies being realised. Substantial improvements have been made in cost efficiencies, which have more than offset 1% point of transaction exchange rate headwind and funded an increased investment in company funded R&D (PV) which now represents 6.0% of technology division revenues. This is substantial progress towards the Group's strategic goal of 7%. Since the operational improvement programme commenced in 2005, working capital efficiencies of £19m have contributed to a substantial reduction in group net debt. A number of projects are in progress to evaluate further site and business integration opportunities, with integration underway in Cobham Life Support in the USA, Cobham Antennas in the UK and LENS companies within Cobham Avionics and Surveillance in North America.

Looking at Cobham's core markets, demand has continued to be strong and this is reflected in the success the Group has had in winning new contracts, resulting in an order book at the end of the period of £1.6bn. The largest order was in Cobham's Flight Operations and Services division, where the AUS$1bn Sentinel contract (formerly Coastwatch) was secured.

In 2006 the AirTanker FSTA project made encouraging progress in negotiations with the MoD and its suppliers and should progress to contract closure in 2007.



RESULTS

Total revenue comprises the following:	2005	2006
£m		
Revenue from continuing operations	970.3	**1,012.1**
Revenue from discontinued operations	120.1	**3.6**
Total revenue	1,090.4	**1,015.7**

Trading profit is calculated as follows:	2005	2006
£m		
Result before joint ventures and associates	133.9	**184.0**
Share of post-tax results of joint ventures and associates	3.1	**4.7**
Operating profit from continuing operations	137.0	**188.7**
Adjusted to exclude:		
Profit on disposal of undertakings	-	**(1.5)**
(Gain)/loss on revaluation of currency instruments	16.1	**(10.8)**
Amortisation of intangible assets arising on acquisition	16.9	**9.1**
Trading profit from continuing operations	170.0	**185.5**
Trading profit from discontinued operations	7.7	**0.8**
Trading profit (underlying operating profit)	177.7	**186.3**

The underlying profit before tax is calculated as follows:	2005	2006
£m		
Profit on continuing operations before taxation	126.0	**185.2**
Adjusted to exclude:		
Profit on disposal of undertakings	-	**(1.5)**
(Gain)/loss on revaluation of currency instruments	16.1	**(10.8)**
Amortisation of intangible assets arising on acquisition	16.9	**9.1**
Underlying profit before taxation from continuing operations	159.0	**182.0**
Underlying profit before taxation from discontinued operations	8.0	**0.9**
Underlying profit before taxation	167.0	**182.9**

The profit after tax used in the calculation of underlying EPS is as follows:	2005	2006
£m		
Profit after taxation attributable to equity shareholders	97.6	**148.1**
Adjusted to exclude (after tax):		
Profit on disposal of continuing and discontinued undertakings	(1.3)	**(15.2)**
(Gain)/loss on revaluation of currency instruments	11.2	**(7.6)**
Amortisation of intangible assets arising on acquisition	11.1	**6.3**
Underlying profit after taxation	118.6	**131.6**
Underlying earnings per ordinary share (pence)	10.58	**11.66**



The year saw the Group's order intake increase to approximately £1.4bn (2005: £1.3bn), reflecting success in winning new land, sea and air orders. Excluding businesses acquired or disposed of in 2005 and 2006, order intake for continuing businesses has grown by 27.2% from some £1bn in 2005 to £1.2bn. As well as success in Cobham Flight Operations and Services, the technology divisions had a book to bill ratio of 1.1 underpinning future growth.

Total Group revenue decreased to £1,015.7m (2005: £1,090.4m), primarily due to disposals in 2005 and 2006 which has been partly offset by organic growth and acquisitions. The Group has continued to focus its activities on high-technology, high-growth markets. On a geographical basis 46% (2005: 40%) of Group revenue was into the USA and increased to 58% (2005: 55%) across the technology divisions. Organic revenue growth across the technology divisions was 5.8%, with double-digit growth in the Antennas, Defence Electronic Systems and Life Support Divisions. Without the impact of CTM in France reducing its telecom revenue, organic revenue growth in Cobham Avionics and Surveillance was 8%. Air Refuelling and Auxiliary Mission Equipment improved in the second half of the year but remains affected by the anticipated dip in business associated with major procurement cycles. The military, law enforcement and national security and space markets together accounted for 67% (2005: 62%) of technology division revenues and the civil aviation and marine markets 25% (2005: 28%).

Group underlying trading profit increased by 4.8% to £186.3m (2005: £177.7m) despite currency headwinds and disposals. Group underlying trading margin improved by 2.0% points to 18.3% (2005: 16.3%) due to initial delivery of operational efficiencies and the disposal of non core businesses.

In line with the Group's strategy for accelerating growth, the Group invested an increased £49.3m (2005: £47.9m, which includes disposals) in company funded Research & Development (PV), representing 6.0% (2005: 5.3%) of the technology divisions' revenue. Including customer-funded expenditure, total Research & Development was £83m or approximately 10% of technology division revenues.

Net finance expense in the period, including pension finance income of £2.8m (2005: £1.0m), was £3.4m (2005: £10.7m), reflecting the benefit of lower average net borrowings and the increased finance income from pension schemes. Underlying profit before tax was up 9.5% at £182.9m (2005: £167.0m).

On an underlying basis, the effective tax rate for the year was 28.7% (2005: 29.2%). Following IFRS, this effective rate is now calculated by excluding joint venture profits that have already been taxed. Underlying earnings per share increased 10.2% to 11.66p (2005: 10.58p). Basic earnings per share increased 50.7% to 13.13p (2005: 8.71p) largely due to profits on disposal and gains on the revaluation of currency instruments.

Operating cash inflow in the year, after capital expenditure and PV expenditure, which is expensed in the income statement, but before the payment of tax, interest and dividends was £153.0m (2005: £172.1m), representing 84.3% of trading profit before the Group's share of post-tax results of joint ventures and associates. After the payment of tax, net interest and dividends received from joint ventures, the Group generated free cash flow of £103.8m (2005: £122.4m).

An additional net cash inflow of £61.1m (2005: net outflow of £64.9m) arose in the year from corporate activity, being the exiting of seven businesses, the acquisition of two businesses and the acquisition of the minority interests in two businesses, in line with the Group's strategy of focusing the portfolio. The Group's acquisitions were domo Limited, a leading provider of digital wireless video surveillance technology and Aerodata Flight Inspection GmbH, a company involved in the inspection and calibration of equipment essential to the safe operation of aircraft at commercial and military airports.

During the year the Group generated £14.5m of profit before tax on the disposal of businesses giving a cumulative net profit, since the announcement of the Strategic Review in 2005, of £20.1m. In accordance with the Group's policy, these have been excluded from underlying profits. It is expected that some of these net profits will fund total exceptional restructuring costs, which are anticipated in 2007 and beyond, as



progress in restructuring operating businesses accelerates. Given the high return on investment in business restructuring, the Group will seek to invest as much of this £20m as possible.

As a result of its business cash inflows and portfolio reshaping, the Group ended the year with net cash of £0.9m (2005: net borrowings £168.3m). This position was aided by the Group having a large proportion of its debt denominated in US dollars. Net movements in exchange rates reduced net borrowings on translation by a total of £37.3m, (2005: increased net borrowings by £19.8m) in comparison to the previous year end.

As part of its strategy of operational improvement, the Group has targeted reducing its total working capital balances, after allowing for the effects of growth, over a three year period. At the year end, total working capital balances had reduced to £163.9m (2005: £198.4m). Since the operational improvement programme commenced in 2005, the Group has delivered working capital efficiencies of £19m.

The Group operates a number of defined benefit pension schemes, the most significant being the Cobham Pension Plan. The Group has worked hard to manage its pension deficit and is pleased to report a substantial reduction. The most recent actuarial valuation for this scheme was carried out as at 1 April 2006 and was updated for accounting purposes to 31 December 2006. At this date, the Group's net liability relating to its defined benefit schemes had reduced to £29.6m before deferred tax compared to a deficit of £81.0m at 31 December 2005.

A final ordinary dividend of 2.64p (2005: 2.40p) has been recommended by the Board which represents an increase of 10% on last year. Together with the interim dividend of 1.11p per share (2005: 1.01p) which was paid in December 2006, this will result in a total dividend of 3.75p per share (2005: 3.41p). Subject to shareholders' approval, the final dividend will be paid on 6 July 2007 to all shareholders on the register at 1 June 2007.

MARKETS

The US defence budget represents more than 50% of global defence spending and continues to dominate the overall military landscape. Overall, the outlook for US defence budgets remains positive. Defence electronics spending is continuing to grow faster than spending on new platforms and programmes, reflecting the need by the armed forces for greater capability, but on fewer platforms. The trend towards life extension programmes by using electronic upgrades rather than replacing ageing but still competitive platforms continues. In the US and Europe, much of the defence spending is channelled towards new technologies that enable the use of smaller, better equipped, rapid reaction forces with higher precision weapons. In countries such as India, where Cobham has supplied equipment for 20 years, the military aerospace market is anticipated to grow by approximately 8%.

The commercial aerospace industry enters 2007 with strong underlying delivery fundamentals already established. Air traffic growth remains the core driver for the commercial aerospace cycle and current overall growth is estimated to be 4.8% per year over the next 25 years. However, within this overall figure, there are wide variations, from high growth economies, such as India (12% growth per annum) to more mature markets such as domestic USA (2.7% growth per annum). Following the record year in 2005, order intake for 2006 held up very well, with over 1,800 new aircraft booked between Boeing and Airbus, resulting in a record industry order book of over 4,300 aircraft.

The outlook for communications equipment for the general aviation, business jet and marine markets remains strong, driven by the requirement for communication on the move. Although the Law Enforcement and National Security (LENS) market is still relatively immature and fragmented, it is a growing and attractive market.

During 2006 Cobham opened an office in India and expanded its presence in South Africa.



OPERATING REVIEW

Cobham has five technology based divisions and one focused on the provision of services.

	Total Revenue £m			Trading Profit £m		
	2005	**Unaudited 2006**	**Growth**	**2005**	**Unaudited 2006**	**Growth**
Air Refuelling & AME	127.1	90.4		26.5	12.8	
Margin				20.8%	14.2%	
Antennas	173.9	182.2		39.5	41.2	
Margin				22.7%	22.6%	
Avionics & Surveillance	196.3	206.0		27.9	32.2	
Margin				14.2%	15.6%	
Defence Electronic Systems	130.9	191.6		30.8	46.4	
Margin				23.5%	24.2%	
Life Support	129.9	141.4		22.5	27.3	
Margin				17.3%	19.3%	
Technology Divisions	**758.1**	**811.6**	**7.1%**	**147.2**	**159.9**	**8.6%**
Margin				19.4%	19.7%	
Flight Operations & Services	**197.0**	**188.4**	**(4.4)%**	**16.7**	**20.1**	**20.4%**
Margin				8.5%	10.7%	

Segmental revenue includes revenue from trading between segments which is eliminated on Group consolidation.

Cobham Air Refuelling & Auxiliary Mission Equipment

£m	Year to 31.12.05	**Year to 31.12.06**	Change
Revenue	127.1	**90.4**	(28.9)%
Trading profit	26.5	**12.8**	(51.7)%

The financial performance in 2006 reflects the anticipated dip in business prior to new programmes progressively coming on stream and the expected significant re-capitalisation programme for many of the world's air forces. This follows strong performances in 2004 and 2005. The Division has continued to win all major refuelling programmes and to position its technology and products for new market opportunities and benefited in the second half year from work associated with tranche two of Eurofighter Typhoon. The Division should at least maintain its trading profit in 2007 and start to revert to its medium term growth trend in 2008 as new orders are won and programmes already secured come on stream.

In air refuelling, further orders were received for equipment to be fitted to the South African and Malaysian tanker versions of the A400M. The Division's first deliveries of A400M equipment are scheduled to commence in 2010. Engineering and development work has continued with the 90X technology platform, which forms the basis for the A330MRTT and A400M refuelling systems. The 90X technology is the foundation for an all speed drogue which will allow refuelling of helicopter, rotorcraft and fast jets in a single mission.

Follow-on orders were received for the Division's space saving telescopic refuelling probe for the V-22 Osprey and significant investment in new technology for the emerging UAV market continues, using a probe and drogue system. Good progress has been made demonstrating autonomous air to air refuelling of two unmanned air vehicles.



Auxiliary mission equipment sales continue to grow. In the US, Cobham is producing the weapons carriage and release system for the Small Diameter Bomb and secured a $20m production contract from The Boeing Company for over 300 units enabling full rate production to start.

In the UK, following PV investment in a new generation of missile launchers, the Division received its first order for equipment to be fitted to the Hungarian Air Force's Gripen aircraft. The contract covers the supply of 45 NATO Multi Mission Launchers (NMML) and a comprehensive support package. The division has continued to invest in pneumatic technology for weapons carriage and release systems. Further successful trials were held of a pneumatic multi-store carrier 'Viper' in advance of the US Navy Multi-Purpose Bomb Rack competition to be held in 2007.

Management remain focused on implementing lean manufacturing and plans are being finalised to relocate operations in Wimborne to a purpose built facility on an adjacent Cobham owned site.

Cobham Antennas

£m	Year to 31.12.05	**Year to 31.12.06**	Change
Revenue	173.9	**182.2**	4.8%
Trading profit	39.5	**41.2**	4.3%

Improvements in orders, revenue and trading profit helped the Division to achieve a record trading year despite considerable currency headwind following the expiry of particularly favourable US dollar hedging rates. Overall growth reflects increased demand for mobile communication systems for land, sea and airborne applications, particularly broadband satellite, and the positive impact of Cobham's lean manufacturing improvement programme.

There continues to be a growing need for secure multiple communication systems to operate in close proximity, with limited space on mobile platforms. Reflecting this demand, an order for the Group's innovative interference cancellation system (mINCAN) was secured from Lockheed Martin for the US Marine Corp Light Armoured Vehicle Command and Control (LAV-C2) programme.

The Satcom-On-The-Move (SOTM) market is expected to grow significantly and first deliveries of a medium profile tracking antenna were made to ViaSat in the US during the year.

Contracts were also secured for mobile Ku band auto-tracking TX/RX systems for use in emergency and hostile environments by the US National Guard, the Veterans Administration Hospitals, the State of Florida and the Red Cross. In addition, the Division's products were selected by The Boeing Company and Embraer for a number of major aerospace programmes.

In the satellite communication market orders and sales have been strong for broadband internet at sea products, in particular stabilised marine antenna systems.

In Europe, contracts were secured for Direction Finding (DF) and Tetra products for the UK Coast Guard S92 and AV139 Helicopters respectively, and for a high gain antenna for the Airbus EADS-CASA A400M programme. Supply of the 15 different radome types for Tranche 2 of Typhoon aircraft commenced production.

Synergies are now being realised as a result of Group and Division led rationalisation of product development, manufacture and sales and marketing. In Marlow, production facilities previously in five separate buildings are being consolidated into one purpose designed facility, significantly reducing the handling time and movement needed for each product. Five composite sites have also been consolidated to two.



Cobham Avionics and Surveillance

£m	Year to 31.12.05	**Year to 31.12.06**	Change
Revenue	196.3	**206.0**	4.9%
Trading profit	27.9	**32.2**	15.4%

Strong financial performance in the second half of the year reflected growth in the covert tracking Law Enforcement and National Security (LENS) markets and the upturn in the commercial market for audio management and avionics technology. Without the impact of CTM in France reducing its telecom revenue, organic growth is 8%.

Following successful selection of the Division's Synthetic Vision EFIS (Electronic Flight Instrument System) for the Bell Helicopter platforms in 2005, the EFIS has now achieved FAA Supplemental Type Certification for the Eurocopter EC-120B helicopter and the Eurocopter AS 350/355 family of rotorcraft. The next generation navigation and communications system, FliteLine, achieved full FAA certification.

A 10 million South African Rand order was secured to supply, install and support seven dual EFIS for the Safair fleet of C130 / L382 aircraft. A contract was also won to supply the navigation and communications system for the EADS UH-145 Light Utility Helicopter.

Following the acquisition of domo Limited, a handheld video transmitter has completed development using domo's technology. The product is effectively a 'video flashlight' transmitting images in the path of the beam and is a tool for first responders, government, military and law enforcement teams. Domo's capability is being exploited across the Division and into adjacent areas within Cobham Antennas and Cobham Defence Electronic Systems.

In the second half of 2006, the Division began the integration of two LENS companies, Orion and Micromill, and one complementary search and rescue company, Seimac. The new entity, Cobham Tracking & Locating, has been well received by customers. Operational issues in the French telecom business, CTM, have been addressed through management changes and the telecoms market exited.

In the Search and Rescue market, Cobham's covert beacon technology is showing promise for the military market. In January 2006, a contract worth more than C$3m was received from Canada's Department of National Defence for personal locator beacons (PLBs) to be used by Canadian Air Force aircrews during operational and training missions. Further orders for PLBs were secured from the US Army and Danish Air Force.

Cobham Defence Electronic Systems

£m	Year to 31.12.05	**Year to 31.12.06**	Change
Revenue	130.9	**191.6**	46.4%
Trading profit	30.8	**46.4**	50.6%

The Division had another excellent year with exceptional margins and very strong organic growth in revenue and the full year impact of REMEC. The Middle East war continues to affect specific programmes for funding priorities with particular emphasis placed on soldier safety and ground vehicles as a consequence of the on-going ground conflict. While some large airborne and shipboard radar, EW (Electronic Warfare) and communication programmes have slipped, the ground communication programmes in support of the US Army have more than compensated for these delays. 2007 will be another year for revenue growth, but this is likely to revert to trend in 2008 particularly if operations in the Middle East reduce. It is anticipated that the exceptional margins achieved in 2006 will start to revert back to trend in 2007.

Ground Vehicle Intercom Communication system sales remain extremely strong with units being installed in most of the US Army's fleet of Main Battle Tanks, Armoured Personnel Carriers and Light Tactical Vehicles



currently deployed in theatre. New network centric products have been developed to support future programmes which will provide a basis for further growth in the future. The new Integrated Digital Soldier System which provides Command, Control, Communications and Situational Awareness capability has now gone into service with the British Army and will also form the basis of the FIST C4I Lite system, which is scheduled for evaluation by the UK MoD in 2007.

In the Microwave market, the Division remains focused on high priority advanced tactical programmes for the US Department of Defense. Microwave modules continue to be supplied for ongoing production requirements for radar, EW, and communications, and navigation systems for the F-16, F-18, F-22 and the F-35 aircraft programmes, as well as several missile programmes. A number of key R&D programmes started in the year, using funding from primes and the US DoD. These advanced technology developments will strengthen the Division's technical position in the antenna and RF (Radio Frequency) front end of Electronically Scanned Arrays of the future.

There has been strong organic growth in ground communication antennas, with a multi-year contract worth up to US$49m awarded for the COM-201 portable VHF antenna for the US Army. This was followed in December by the largest military antenna award to date for COM-231 vehicle mounted microwave antennas for the US Army, Navy, Air Force, and Marine Corps. Whilst the award is on an Indefinite Delivery Indefinite Quantity basis with an initial one year contract and four one year options, it could be worth up to US$248m over a five year period. Good continued organic growth was seen in airborne electronic warfare antennas, shipboard radar components, and support of US air traffic control radars.

Cobham Life Support

£m	Year to 31.12.05	**Year to 31.12.06**	Change
Revenue	129.9	**141.4**	8.9%
Trading profit	22.5	**27.3**	21.3%

Strong growth in orders, revenue and trading profit partly reflected the full impact of the acquisition of H Koch & Sons ("Koch") and strong organic growth for improved passenger restraints. Progress integrating the operations of Koch in California with existing facilities in Florida has been good and is largely complete. Demand for vehicle restraints is expected to be sustained into 2007, but at moderated levels.

Sales of On Board Oxygen Generating Systems on tactical military aircraft were steady throughout the year. Supplies to new aircraft combined with retrofit opportunities will continue to provide a reliable and significant revenue stream. The C-17 On-Board Inert Gas Generating System is being installed on all new production aircraft with the retrofit programme phase beginning in 2007. This programme will provide good growth through to 2015.

Orders for the Division's HMMWV Improved Restraint System have been strong with approximately 45,000 ship sets ordered to date for retrofit. An indefinite quantity order was received in November to install the restraint system at the vehicle's original equipment manufacturer (AM General) and a $16m order received in December from the US Marines.

Record levels for order intake, sales and production were achieved for the Division's one watt linear cryocoolers. The Division's cooling system technology continues to be a key component in the upgrade of US Army and US Marine Corps platforms as they seek to improve their effectiveness in the global war on terrorism.

Following PV investment in innovative microclimate cooling technology, contracts worth more than $20m were received in the year for microclimate cooling unit (MCU) sales to the US Army. This technology has now been successfully transferred from rotary aircraft under the Warrior programme to a range of ground vehicles to help improve the effectiveness of on-board personnel.



A multi million dollar contract was received for laser guided bomb manifold assemblies, which was supplemented with an order from the UK MoD for 2,300 enhanced laser guided bomb manifold modifications. Orders were also received from Lockheed Martin for pneumatic actuation assemblies for the Longbow Hellfire and JASSM missiles.

Discussions have commenced to develop the pressure control system components on NASA's Orion Launch Vehicle as part of the Environmental Control Life Support System integration..

Cobham Flight Operations and Services

£m	Year to 31.12.05	**Year to 31.12.06**	Change
Revenue	197.0	**188.4**	(4.4)%
Trading profit	16.7	**20.1**	20.4%

Revenue was marginally lower in 2006 as anticipated, largely reflecting the removal of £6m 'pass through' lease revenues as Qantas introduced its own aircraft for Cobham to operate. Cobham's share of profits achieved in its joint venture companies, particularly those associated with the buoyant helicopter market, increased over the year to £4.7m (2005: £3.1m). Major bid activity has returned to normal levels following the award of the Sentinel contract. This combined with an improvement in fuel terms had a positive impact on margin and contributed to overall recovery in 2006.

Following the award of the A$1bn Australian Sentinel contract, the conversion of the first of ten fully electronic Bombardier Dash 8 aircraft was completed on time. The new aircraft entered into service in February 2007 and the remaining aircraft are on schedule for conversion. In November a further A$80m contract was received for a Surveillance Information Management System (SIM) to be fitted to all ten Sentinel aircraft.

The performance of the Flight Inspection companies has exceeded expectations, reflecting acquisitions in the year. Major contract wins included confirmation from the UK MoD of the extension of the contract for the calibration of all military airfields to the end of 2011. The FB Heliservices 50/50 joint venture also had another good year with a £7.5m contract extension to its support contract to the British Army Training Support Unit in Belize.

In the UK, an order was won to provide aerial targets against which the Royal Navy's new Type 45 Destroyer's weapon system will be tested over a two year integration and test programme. High performance levels were maintained on the air warfare training contract which runs to 2014. The 20-year E-3D Sentry Airborne Warning and Control Systems (AWACS) support contract completed its first full year with 12 aircraft inputs completed on time and to budget. Discussions are ongoing to extend the existing Nimrod MR2 contract to a similar output based model through to 2012.

In outsourced commercial aviation, the resources sector continued to show good growth as new mining operations started throughout Australia. The transition from a BAe 146 fleet to an eight aircraft B717 fleet operating on QantasLink regional routes was completed and discussions are at an advanced stage with Qantas to extend the fleet from eight aircraft to thirteen operating through to 2012. An A$80m extension to the air freight contract for Australian Air Express (AaE) was agreed in January.

OUTLOOK

2006 has been a successful year for Cobham, during which the Group has again achieved strong organic revenue growth and double-digit growth in earnings and dividend per share. A year ago, it was indicated that there would be additional benefits from portfolio reshaping, operational performance improvements and increased PV investment. All three have been realised in 2006, with management actions contributing to a 2 percentage point trading margin improvement. Increased PV investment underpins record order intake.



Entering 2007, Cobham's businesses are well placed in growth markets, where there are many opportunities to leverage the Group's products, services and technologies. Further benefits are expected to be realised from ongoing operational improvements and the Group remains committed to further investment. Cobham will continue to focus on PV investment and seek acquisitions that are a strong fit with the Group's strategy.

Given the strength of the business portfolio, balance sheet and order book, the Board remains confident of achieving further growth in 2007.

Consolidated income statement

For the year ended 31 December 2006

£m	Note	2006	2005
Continuing operations			
Revenue	2	**1,012.1**	970.3
Cost of sales		**(679.2)**	(682.2)
Gross profit		**332.9**	288.1
Selling and distribution costs		**(57.1)**	(54.7)
Administrative expenses		**(102.6)**	(83.4)
Share of post-tax results of joint ventures and associates		**4.7**	3.1
Gain / (loss) on revaluation of currency instruments		**10.8**	(16.1)
Operating profit	2	**188.7**	137.0
Finance income	4	**47.2**	31.6
Finance expense	4	**(50.7)**	(42.6)
Profit on continuing operations before taxation		**185.2**	126.0
Tax on continuing operations	5	**(50.7)**	(35.3)
Profit on continuing operations after taxation		**134.5**	90.7
Discontinued operations			
Profit after taxation from discontinued operations		**13.8**	7.4
Profit after taxation for the year		**148.3**	98.1
Profit attributable to equity shareholders		**148.1**	97.6
Profit attributable to minority interests		**0.2**	0.5
Profit after taxation for the year		**148.3**	98.1
Earnings per ordinary share	7		
-Basic		**13.13p**	8.71p
-Fully diluted		**13.00p**	8.66p
Earnings per ordinary share from continuing operations	7		
-Basic		**11.90p**	8.05p
-Fully diluted		**11.79p**	8.01p

Trading profit is calculated as follows:

£m	Note	2006	2005
Operating profit from continuing operations	2	**188.7**	137.0
Adjusted to exclude:			
Profit on disposal of undertakings	10	**(1.5)**	-
(Gain) / loss on revaluation of currency instruments		**(10.8)**	16.1
Amortisation of intangible assets arising on acquisition		**9.1**	16.9
Trading profit from continuing operations		**185.5**	170.0
Trading profit from discontinued operations		**0.8**	7.7
Trading profit	2	**186.3**	177.7

Consolidated balance sheet

As at 31 December 2006

£m	Note	2006	2005
Assets			
Non-current assets			
Intangible assets		**482.6**	528.1
Property, plant and equipment		**187.6**	202.8
Investment properties		**6.4**	4.0
Investments in joint ventures		**15.7**	14.7
Trade and other receivables		**9.2**	8.5
Derivative financial instruments		**8.6**	4.5
Deferred taxation assets		**6.9**	6.8
		717.0	769.4
Current assets			
Inventories		**160.2**	167.2
Trade and other receivables		**182.6**	208.5
Corporation tax		**3.2**	2.1
Derivative financial instruments		**7.0**	1.7
Cash and cash equivalents		**364.3**	251.8
Assets classified as held for sale		**-**	18.1
		717.3	649.4
Liabilities			
Current liabilities			
Borrowings		**(231.2)**	(276.9)
Trade and other payables		**(182.6)**	(174.2)
Derivative financial instruments		**(1.8)**	(3.5)
Corporation tax		**(45.1)**	(48.1)
Provisions		**(38.0)**	(42.7)
Liabilities classified as held for sale		**-**	(14.2)
		(498.7)	(559.6)
Non-current liabilities			
Borrowings		**(132.2)**	(151.6)
Trade and other payables		**(7.8)**	(7.8)
Derivative financial instruments		**(2.5)**	(2.0)
Deferred taxation liabilities		**(25.6)**	(8.8)
Provisions		**(22.9)**	(20.9)
Retirement benefit obligations		**(29.6)**	(81.0)
		(220.6)	(272.1)
Net assets		**715.0**	587.1
Capital and reserves			
Called up share capital		**28.3**	28.1
Share premium account		**94.2**	87.5
Translation reserve *		**(8.9)**	1.9
Other reserves		**16.0**	11.3
Retained earnings *		**585.3**	456.8
Total shareholders' equity		**714.9**	585.6
Minority interest in equity		**0.1**	1.5
Total equity		**715.0**	587.1
Net cash / (debt)	8	**0.9**	(168.3)

* The translation reserve and retained earnings as at 31 December 2005 have been restated following a re-assessment of the cumulative translation reserve.

Consolidated cash flow statement

For the year ended 31 December 2006

£m	Note	2006	2005
Cash flows from operating activities			
Cash generated from operations	8	**192.4**	210.3
Corporation taxes paid		**(46.2)**	(39.2)
Interest paid		**(27.6)**	(23.6)
Interest received		**20.3**	11.9
Net cash from operating activities		**138.9**	159.4
Cash flows from investing activities			
Dividends received from joint ventures		**4.3**	1.2
Proceeds on disposal of property, plant and equipment		**15.2**	6.4
Purchase of property, plant and equipment		**(52.9)**	(38.9)
Purchase of intangible assets		**(1.4)**	(4.0)
Capitalised expenditure on intangible assets		**(0.3)**	(1.7)
Acquisition of subsidiaries net of cash acquired		**(12.2)**	(189.0)
Acquisition of minority interests		**(4.2)**	-
Payment of deferred consideration		**(7.3)**	(2.3)
Disposal of undertakings	10	**83.5**	149.4
Contingent consideration received	10	**2.9**	-
Special pension contributions relating to disposals		**(11.5)**	(24.0)
Investment in joint ventures and associates		**-**	1.0
Net cash from / (used in) investing activities		**16.1**	(101.9)
Cash flows from financing activities			
Issue of share capital		**6.9**	6.1
Dividends paid	6	**(39.7)**	(35.8)
Dividends paid to minority interests		**-**	(0.3)
New borrowings		**78.6**	569.0
Repayment of borrowings		**(81.9)**	(432.9)
Repayment of obligations under finance leases		**(0.2)**	(12.8)
Net cash (used in) / from financing activities		**(36.3)**	93.3
Net increase in cash and cash equivalents		**118.7**	150.8
Cash and cash equivalents at start of year		**246.6**	101.4
Initial application of IAS 21, 32 and 39		**-**	(7.6)
Exchange movements		**(4.9)**	2.0
Cash and cash equivalents at end of year		**360.4**	246.6

Cash and cash equivalents as at 31 December 2005 included £8.3m cash held in discontinued businesses.

Statement of recognised income and expense

For the year ended 31 December 2006

£m	2006	2005
Profit after taxation for the year	**148.3**	98.1
Net translation differences on investments in overseas subsidiaries	**(10.8)**	3.2
Actuarial gain / (loss) on pensions	**32.8**	(46.5)
Actuarial loss on other retirement obligations	**(0.5)**	-
Movement on cash flow hedges	**0.4**	1.7
Deferred tax relating to items charged directly to retained earnings	**(9.7)**	13.5
Deferred tax credit relating to share-based payments	**1.3**	2.5
Net income / (expenses) recognised directly in equity	**13.5**	(25.6)
Total income for the year	**161.8**	72.5
Initial application of IAS 21, 32 and 39	**-**	7.3
Total recognised income for the year	**161.8**	79.8
Attributable to:		
Equity holders of the parent	**161.6**	79.3
Minority interest	**0.2**	0.5
	161.8	79.8

1. Basis of preparation

The attached unaudited financial information has been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU, International Financial Reporting Interpretation Council (IFRIC) interpretations and those parts of the Companies Act 1985 applicable to companies reporting under IFRS.

The accounting policies remain as published in the financial statements for the year ended 31 December 2005.

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain borrowings and derivative contracts which are held at fair value.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates.

The following amendments to and interpretations of existing standards have been adopted from 1 January 2006:

- IAS 39 (Amendment), The Fair Value Option
- IAS 39 (Amendment), Financial Guarantee Contracts
- IFRIC 4, Determining whether an Arrangement contains a Lease

No adjustments were required on adoption of these amendments to and interpretations of existing standards.

The financial information set out in this statement does not constitute the Group's statutory accounts for the years ended 31 December 2006 and 31 December 2005. The auditors have not yet reported on the statutory accounts for 2006. Statutory accounts for the year ended 31 December 2005 have been delivered to the Registrar of Companies. The auditors have reported on the 2005 accounts; their report was unqualified and did not contain any statement under section 237 (2) or (3) of the Companies Act 1985. The statutory accounts for the year ended 31 December 2006 will be delivered to the Registrar of Companies following the Company's Annual General Meeting.

2. Analysis by business segment

From 1 January 2006, the Group was organised into six operating divisions. These divisions are the basis on which the Group reports its primary segmental information.

The principal activities of the Group's operating divisions are:

Cobham Air Refuelling & Auxiliary Mission Equipment	Air refuelling equipment and pneumatic weapons carriage release systems
Cobham Antennas	Antenna components and sub-systems
Cobham Avionics & Surveillance	Electronic products for airborne, marine and land applications
Cobham Defence Electronic Systems	Air, ground and ship board antenna sub-systems, positioners, radomes and high-power microwave components
Cobham Life Support	Aviation oxygen, pneumatic technology for fin actuation in missiles and cryostatic cooling products
Cobham Flight Operations & Services	Operation and maintenance of aircraft in aerospace and defence markets

'Other Activities' include head office, the central research facility, the central project costs relating to the Future Strategic Tanker Aircraft project and the results of the composites and countermeasures operations disposed of during 2005 and 2006.

The comparative figures for 31 December 2005 have been re-presented in accordance with this new divisional structure.

Details for these primary segments are shown below:

£m	Air Refuelling & Auxiliary Mission Equipment	Antennas	Avionics & Surveillance	Defence Electronic Systems	Life Support	Flight Operations & Services	Other Activities	Total
Revenue								
Year to 31 December 2006								
Revenue	90.4	182.2	206.0	191.6	141.4	188.4	28.7	
Inter-segmental revenue	(1.1)	(6.5)	(6.0)	(2.9)	-	(0.1)	-	
Third party revenue - continuing operations	89.3	175.7	200.0	188.7	141.4	188.3	28.7	1,012.1
Third party revenue - discontinued operations	-	-	-	-	-	-	3.6	3.6
Total third party revenue	89.3	175.7	200.0	188.7	141.4	188.3	32.3	1,015.7
Year to 31 December 2005								
Revenue	127.1	173.9	196.3	130.9	129.9	197.0	32.5	
Inter-segmental revenue	(2.7)	(7.2)	(6.4)	(1.2)	-	0.2	-	
Third party revenue - continuing operations	124.4	166.7	189.9	129.7	129.9	197.2	32.5	970.3
Third party revenue - discontinued operations	-	-	-	-	-	-	120.1	120.1
Total third party revenue	124.4	166.7	189.9	129.7	129.9	197.2	152.6	1,090.4
Result								
Year to 31 December 2006								
Result before joint ventures and associates	12.8	39.8	28.7	43.2	26.4	15.3	17.8	184.0
Share of post-tax results of joint ventures and associates	-	-	-	-	-	4.7	-	4.7
Operating profit from continuing operations	12.8	39.8	28.7	43.2	26.4	20.0	17.8	188.7
Profit on disposal of undertakings	-	-	-	-	-	-	(1.5)	(1.5)
Gain on revaluation of currency instruments	-	-	-	-	-	-	(10.8)	(10.8)
Amortisation of intangible assets on acquisition	-	1.4	3.5	3.2	0.9	0.1	-	9.1
Trading profit from continuing operations	12.8	41.2	32.2	46.4	27.3	20.1	5.5	185.5
Trading profit from discontinued operations	-	-	-	-	-	-	0.8	0.8
Total trading profit	12.8	41.2	32.2	46.4	27.3	20.1	6.3	186.3
Year to 31 December 2005								
Result before joint ventures and associates	26.4	38.0	25.0	19.5	21.2	13.8	(10.0)	133.9
Share of post-tax results of joint ventures and associates	-	0.2	-	-	-	2.9	-	3.1
Operating profit from continuing operations	26.4	38.2	25.0	19.5	21.2	16.7	(10.0)	137.0
Loss on revaluation of currency instruments	-	-	-	-	-	-	16.1	16.1
Amortisation of intangible assets on acquisition	0.1	1.3	2.9	11.3	1.3	-	-	16.9
Trading profit from continuing operations	26.5	39.5	27.9	30.8	22.5	16.7	6.1	170.0
Trading profit from discontinued operations	-	-	-	-	-	-	7.7	7.7
Total trading profit	26.5	39.5	27.9	30.8	22.5	16.7	13.8	177.7

3. Underlying profit and earnings per share

In addition to the information required by IAS 33 (Earnings per share), the directors believe that it is helpful to calculate an underlying earnings per share figure based on profits excluding profits and losses on disposal of undertakings, amortisation of intangible assets recognised on acquisition and unrealised changes in the fair value of currency derivative instruments.

£m	Note	2006 Continuing operations	2006 Discontinued operations	2006 Total	2005 Continuing operations	2005 Discontinued operations	2005 Total
Revenue		**1,012.1**	**3.6**	**1,015.7**	970.3	120.1	1,090.4
Operating profit		**188.7**	**0.8**	**189.5**	137.0	7.7	144.7
(Gain) / loss on revaluation of currency instruments		**(10.8)**	**-**	**(10.8)**	16.1	-	16.1
Profit on disposal of undertakings	10	**(1.5)**	**-**	**(1.5)**	-	-	-
Amortisation of intangible assets arising on acquisition		**9.1**	**-**	**9.1**	16.9	-	16.9
Trading profit		**185.5**	**0.8**	**186.3**	170.0	7.7	177.7
Net finance income / (expense)	4	**(3.5)**	**0.1**	**(3.4)**	(11.0)	0.3	(10.7)
Underlying profit before taxation		**182.0**	**0.9**	**182.9**	159.0	8.0	167.0
Taxation charge on underlying profit		**(51.0)**	**(0.1)**	**(51.1)**	(46.0)	(1.9)	(47.9)
Minority interest		**(0.2)**	**-**	**(0.2)**	(0.5)	-	(0.5)
Underlying profit after tax attributable to equity shareholders		**130.8**	**0.8**	**131.6**	112.5	6.1	118.6
Underlying basic EPS (pence)				**11.66**			10.58
Underlying diluted EPS (pence)				**11.55**			10.53

4. Finance income and expense

£m	Continuing operations 2006	2005	Discontinued operations 2006	2005	Total 2006	2005
Finance income:						
Bank interest	**21.1**	10.2	**0.1**	0.3	**21.2**	10.5
Other interest	**0.8**	0.4	**-**	-	**0.8**	0.4
Expected return on pension scheme assets	**25.3**	21.0	**-**	-	**25.3**	21.0
Total finance income	**47.2**	31.6	**0.1**	0.3	**47.3**	31.9
Finance expense:						
Interest on bank overdrafts and loans	**(27.5)**	(21.1)	**-**	-	**(27.5)**	(21.1)
Interest on obligations under finance leases	**-**	(0.9)	**-**	-	**-**	(0.9)
Other interest	**(0.7)**	(0.6)	**-**	-	**(0.7)**	(0.6)
Interest on pension scheme liabilities	**(22.5)**	(20.0)	**-**	-	**(22.5)**	(20.0)
Total finance expense	**(50.7)**	(42.6)	**-**	-	**(50.7)**	(42.6)
Net finance expense					**(3.4)**	(10.7)

Other interest includes £1,182 (2005: £1,182) paid in respect of non-equity second cumulative preference shares.

Net finance expense excluding interest on pension schemes amounts to £6.2m (2005: £11.7m).

Borrowing costs of £1.6m (2005: £nil) have been capitalised on qualifying assets at the Group's external borrowing rate.

5. Income tax expense

£m	Continuing operations 2006	Continuing operations 2005	Discontinued operations 2006	Discontinued operations 2005	Total 2006	Total 2005
Current tax	**43.9**	35.9	**0.3**	5.3	**44.2**	41.2
Deferred tax	**6.8**	(0.6)	**(0.2)**	0.2	**6.6**	(0.4)
Income tax expense for the year	**50.7**	35.3	**0.1**	5.5	**50.8**	40.8

The total income tax expense is analysed between UK and overseas tax as follows:

£m	2006	2005
United Kingdom	**33.7**	22.8
Overseas	**17.1**	18.0
Total tax charge for the period	**50.8**	40.8
Tax charge included in share of post-tax results of joint ventures and associates	**1.4**	0.9

Income tax for the UK is calculated at the standard rate of UK Corporation tax of 30% (2005: 30%) of the estimated assessable profit for the year. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

In addition to the income tax expense charged to the income statement, a deferred tax charge of £8.4m (2005: £16.0m credit) has been recognised in equity in the year as shown in the statement of recognised income and expense.

6. Dividends

£m	2006	2005
Dividends on ordinary shares		
Final dividend per share for the year ended 31 December 2005 (2005: 31 December 2004)	**2.40p**	2.18p
Interim dividend per share for the year ended 31 December 2006 (2005: 31 December 2005)	**1.11p**	1.01p
Total final dividend authorised	**27.1**	24.5
Total interim dividend authorised	**12.6**	11.3
Total dividend authorised	**39.7**	35.8

In addition to the above, the directors are proposing a final dividend in respect of the financial year ended 31 December 2006 of 2.64p per share which will absorb an estimated £29.8m of shareholders' funds. This dividend is subject to approval by shareholders at the Annual General Meeting and has not been included as a liability in these financial statements. If authorised, it will be paid on 6 July 2007 to shareholders who are on the register of members as at 1 June 2007.

7. Earnings per ordinary share

From continuing and discontinued operations

	2006			2005		
	Earnings £m	Weighted average number of shares million	Per-share amount pence	Earnings £m	Weighted average number of shares million	Per-share amount pence
Basic earnings per share (EPS)						
Earnings attributable to ordinary shareholders	**148.1**	**1,128.3**	**13.13**	97.6	1,120.7	8.71
Effect of dilutive securities:						
Options		**10.9**			5.7	
Fully diluted EPS	**148.1**	**1,139.2**	**13.00**	97.6	1,126.4	8.66

From continuing operations

	2006			2005		
	Earnings £m	Weighted average number of shares million	Per-share amount pence	Earnings £m	Weighted average number of shares million	Per-share amount pence
Basic earnings per share (EPS)						
Earnings attributable to ordinary shareholders (as above)	**148.1**			97.6		
Earnings from discontinued operations	**(13.8)**			(7.4)		
Earnings from continuing operations	**134.3**	**1,128.3**	**11.90**	90.2	1,120.7	8.05
Effect of dilutive securities:						
Options		**10.9**			5.7	
Fully diluted EPS	**134.3**	**1,139.2**	**11.79**	90.2	1,126.4	8.01

8. Notes to the consolidated cash flow statement

Cash flows from operating activities

£m	Note	2006	2005
Profit after taxation for the year		148.3	98.1
Adjustments for:			
Tax	5	50.8	40.8
Finance income	4	(47.3)	(31.9)
Finance expense	4	50.7	42.6
Profit on disposal of undertakings	10	(14.5)	(5.6)
(Gain) / loss on revaluation of currency instruments		(10.8)	16.1
Share of post-tax profits of joint ventures and associates		(4.7)	(3.1)
Depreciation		36.0	44.5
Amortisation of intangible assets		9.6	18.2
Profit on sale of property, plant and equipment		(2.6)	(2.1)
Pension contributions in excess of pension expenditure		(1.9)	(3.4)
Share-based payments		3.0	2.7
Operating cash flows before movements in working capital and provisions		216.6	216.9
(Decrease) / increase in provisions		(16.8)	12.6
Increase in working capital		(7.4)	(19.2)
Movements in working capital and provisions		(24.2)	(6.6)
Cash generated from operations		192.4	210.3

The 2005 movements in provisions and working capital were impacted by a reclassification of £31.2m from working capital to provisions.

Reconciliation of net cash flow to movement in net debt

£m	2006	2005
Increase in cash and cash equivalents in the year	118.7	150.8
Repayment of borrowings / (new borrowings)	3.3	(127.2)
Borrowings of undertakings sold	9.9	-
Exchange movements	37.3	(19.8)
Movement in net debt in the year	169.2	3.8
Net debt at beginning of year	(168.3)	(163.9)
Initial application of IAS 21, 32 and 39	-	(8.2)
Net cash / (debt) at end of year	0.9	(168.3)

Net debt as at 31 December 2005 includes £8.3m of net cash in assets held for sale.

9. Acquisitions

The acquisitions during the year to 31 December 2006 were as follows:

Names of businesses acquired	Principal activity	Date of acquisition	Proportion of shares acquired %	Cost of acquisition
New subsidiaries				
Aerodata Flight Inspection GmbH	Inspection and calibration of aircraft safety systems	13 February 2006	100%	€6.9m
domo Limited	Digital wireless video technology	14 June 2006	100%	£17.8m
Remaining minority interests in subsidiaries to obtain 100% holding				
WaveCall Communications Inc.	Satellite communications	9 June 2006	25%	US$2m
Flight Precision Limited	Inspection and calibration of aircraft safety systems	13 February 2006	49%	€4.5m

10. Disposal of subsidiaries and business operations

On 8 March 2006 the Group disposed of Wallop Defence Systems Limited for £33.8m, resulting in a profit on disposal, reported within discontinued operations, of £13.0m. Contingent consideration of £0.6m, which was provided in 2005, has been paid out to a purchaser, giving total consideration for discontinued operations of £33.2m.

During the year the Group also disposed of the following businesses:

Names of businesses disposed	Date of disposal	Proceeds of sale
Precision Antennas Limited	13 April 2006	£15.4m
Atlas Composites Limited	19 May 2006	£0.6m
Slingsby Aviation Limited	29 June 2006	£1.7m
Dräger Aerospace GmbH	26 July 2006	€45.7m
Chelton Applied Composites AB	10 November 2006	SEK55m
Chelton Aviation Corporation (closure)	31 December 2006	-

These entities do not form a separate line of business for the Group and hence have been included within continuing operations. The profit on disposal before tax of £1.5m has been excluded from the trading profit, as detailed in note 3.

The profit on disposal can be analysed as follows:

£m	Discontinued operations	Continuing operations	Total disposals
Gross consideration	33.2	53.0	86.2
Loan repayments	(2.1)	(4.4)	(6.5)
Net assets at date of disposal	(5.6)	(46.0)	(51.6)
Expenses of sale	(1.7)	(2.2)	(3.9)
Provisions created on disposal	(11.1)	(0.9)	(12.0)
Pension liability curtailment and settlement gains	0.3	2.4	2.7
Transfer from translation reserve	-	(0.4)	(0.4)
Profit on disposal before tax	13.0	1.5	14.5
Tax credit on profit on disposal	-	0.7	0.7
Profit on disposal after tax	13.0	2.2	15.2

The net cash impact of the disposals is as follows:

	Discontinued operations	Continuing operations	Total disposals
Cash consideration	33.2	53.0	86.2
Expenses of sale	(2.7)	(0.9)	(3.6)
Net overdrafts disposed	-	0.9	0.9
	30.5	53.0	83.5

Contingent consideration totaling £2.9m was also received in relation to the disposal of FR Countermeasures Inc, which was completed in 2005.

Regulatory Announcement

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Company	Cobham PLC
TIDM	COB
Headline	Preference Share Dividend
Released	15:43 15-Mar-07
Number	0543T

RNS Number:0543T
Cobham PLC
15 March 2007

Preference share dividend

A committee of the board has approved the payment of a fixed cumulative preferential dividend on the 6 per cent second cumulative preference shares of £1 each in respect of the half year ended 30th June 2007 at the rate of 3p per share. The dividend will be paid on 6th July 2007 to the shareholders on the register at the close of business on 1st June 2007.

This information is provided by RNS
The company news service from the London Stock Exchange

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